UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 9)*

LSB FINANCIAL CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

501925 10 1
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501925 10 1

1	NAME OF REPORTING PERSON LSB Financial Corp. Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 106,968
	7	SOLE DISPOSITIVE POWER 106,968
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,968 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN Shares (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON (See Instructions) EP

CUSIP No. 501925 10 1

1	NAME OF REPORTING PERSON First Bankers Trust Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 106,968
	7	SOLE DISPOSITIVE POWER 106,968
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,968 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN Shares (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON (See Instructions) BK

Item 1.

(a)	LSB Financial Corp. (the “Corporation”)

(b)	101 Main Street, Lafayette, Indiana 47901

Item 2.

(a)	LSB Financial Corp. Employee Stock Ownership Plan (the “ESOP”)

First Bankers Trust Services, Inc. (the “Trustee”), the Trustee of the ESOP. The Trustee may also be deemed to beneficially own the shares held by the ESOP.

(b)	The business address of the ESOP is 101 Main Street, Lafayette, Indiana 47901.

The business address of the Trustee is 2321 Kochs Lane, Quincy, Illinois 62305.

(c)	The Trustee is a state-chartered trust company organized under the laws of Illinois.

(d)	Common stock, par value $0.01 per share (the “Common Stock”).

(e)	501925 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☒ An employee benefit plan or endowment fund in accordance with §§ 240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership

As of December 31, 2009, the ESOP held an aggregate of 106,968 shares of Common Stock (6.9% of the outstanding shares), all shares of which were allocated to participant accounts as of that date. The ESOP has sole voting power with respect to shares held by it that have not been allocated to participant accounts, shared voting power with respect to shares held by it that have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP.

The Trustee may be deemed to beneficially own the 106,968 shares held by the ESOP.  However, the Trustee expressly disclaims beneficial ownership of all such shares.  Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP that have not been allocated to participant accounts in the manner directed under the ESOP.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2010
Date

LSB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

By:	/s/ Linda Shultz
First Bankers Trust Services, Inc., as Trustee
Name: Linda Shultz
Title: Trust Officer

February 4, 2010
Date

FIRST BANKERS TRUST SERVICES, INC.

By:	/s/ Linda Shultz
Linda Shultz, Trust Officer

February 4, 2010

LSB Financial Corp.
Employee Stock Ownership Plan
101 Main Street
Lafayette, IN  47901

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

FIRST BANKERS TRUST SERVICES, INC.

By:	/s/ Linda Shultz
Linda Shultz, Trust Officer

LSB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

By:	/s/ Linda Shultz
First Bankers Trust Services, Inc., as Trustee
Name: Linda Shultz
Title: Trust Officer